2024 REPORT

Koios Medical, Inc


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LETTER

Dear investors,

Dear Fellow Koios Medical Investors,
2024 marked another record year of results for Koios Medical as artificial intelligence solutions are increasingly well received by physicians and patients alike. Our team rose to the challenge of rising demand and customer growth around the world from Singapore to Spain, and from Leeds (UK) to Los Angeles. Multiple software releases over the year delivered improvements in accuracy while delivering features and functionality requested directly by physician users to improve usability and physician satisfaction and efficiency. Distribution relationships with GE HealthCare generated customer gains, rising from six new accounts in 2023 compared to 65 new customer accounts delivered in 2024. Annual recurring revenue (ARR) booked tripled from $515,000 to over $1.6M while

customer retention and renewals remained extremely high (>95%).To demonstrate improving patient/consumer acceptance of imaging AI, a customer shared the results of a survey administered to 1,000 patients. When asked for their preference of methods for interpretation of their upcoming breast exam, 90% of patients selected "Radiologists plus AI" (vs. Radiologist only or AI only). Our WeFunder RegCF fund raise provided important growth capital allowing us to meet new customer demand while supporting existing customers and growing the use of Koios DS across their organizations. As we enter 2025, most of the world's largest healthcare institutions and imaging services providers are continuing to evaluate and adopt proven AI solutions to address growing workforce shortages while maintaining consistent, high-quality healthcare standards. Our software product and R&D teams are diligently working to further improve system accuracy while delivering customer requested solution enhancements.Measuring customer impact continues to be top of mind. We work hand in hand with customers to monitor results and use performance data to facilitate sales and adoption with new interested parties.We are expanding our distribution network from predominantly GE HealthCare to now include Philips, iCAD, and Optum/Change Healthcare as distributors and/or resellers of our innovation AI software solution.We are grateful for the support of all Koios Medical investors. We are excited to have you aboard for this exciting journey. We will continue to share our story and capabilities with anyone who will listen - domestically and internationally - as we deliver on our mission of empowering physicians around the world with solutions for early, accurate cancer detection and diagnosis - when cancer can be treated most effectively, resulting in positive patient outcomes. Regards,

ChadR. Chad McClennan

President & CEO

Koios Medical, Inc.

We need your help!

Spreading awareness, sharing the Koios Medical story with others will help to revolutionize and transform early cancer detection and diagnosis for both breast and thyroid cancers.Ultrasound + AI ("SmartUltrasound") is no longer experimental. The solution is proven, practical, and used in clinical practice by over 1,000 end clinical users analyzing nearly 20,000 cases each and every month; a rate this is growing monthly. March 2025 user adoption was up 11% vs. February. Overall system adoption is up >800% from January 2023. Tell your friends. Ask your doctor, "Are you using AI for Ultrasound?" If so, great! Please thank them. If not, ask "Why not?" Are they even aware? Offer to share the exciting story. Koios's evidence of efficacy is abundantly available in medical the literature and regularly presented at industry conferences. Explain how many insurance companies are even incentivizing adoption by offering to reimburse for the use of Koios DS software. Please refer them to **www.koiosmedical.com** and/or suggest they contact us directly. Spread the word!

Sincerely,

Chad McClennan

President & CEO

R. Chad McClennan

President & CEO

Graham Anderson

CFO

Gregory Moran

board chairman

Christine Li Shuling

Director

How did we do this year?



REPORT CARD

A-

☺ The Good

Converted several large-scale pilots into approved, paying customers resulting in our largest commercial account to date.

Negotiated a reimbursement revenue share payment arrangement with a large customer.

Regulatory approval (FDA) for our next generation "AI engine" for heightened breast cancer detection and diagnosis accuracy.

☹ The Bad

Long sales cycles continue to delay customer conversion as healthcare struggles to implement even the most proven AI solutions.

Limited customer IT capacity delays revenue and makes timing predictability a challenge.

Distributor results in several high potential markets have lagged initial expectations, requiring additional training.

2024 At a Glance

January 1 to December 31



$637,331 **+117%**

Revenue



-$4,804,003

Net Loss



$2,107,355 **+126%**

Short Term Debt



$1,805,000

Raised in 2024



$32,359

Cash on Hand
As of 03/31/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$293,350

$637,331


-$5,571,268
-$4,804,003
2023
2024

Net Margin: -754%   Gross Margin: 58%   Return on Assets: -1,289%   Earnings per Share: -$0.31

Revenue per Employee: $37,490   Cash to Assets: 12%   Revenue to Receivables: 598

Debt Ratio: 565%

Final_financials.pdf

Koios_Medical__Inc._Financial_Statements_and_Report_SIGNED.pdf

Koios_-_Financial_Statements_2024_V3.pdf

Koios_Medical__Inc._Financial_Statements_and_Report_2023_FINAL.pdf

Notes_to_Koios_Financial_Statements_2024_V3.pdf

Koios_-_Financial_Statements_2024.pdf

We ❤ Our 409 Investors

Thank You For Believing In Us

Johnny Evans	Sanjeev Munjal	Dan Rehmsmeyer	Regina Gibson	Jim Holcombe	Justin Vaira
Dennis P. Collins	Herman Venter	Inamulhaque Saboor	Martin Brenner	Benny M Koontz	Keith Boyd
Patrick Cavanaugh	Grace Almeida	Sumith Jain	David Harper	Eric Van Assche	James Reynolds
Prashant Rai	Julio Rivera	Grigore B. Hreniuc	LD Freeman	Samuel A Kolawole	Timothy Serrott
Shannon Welsh	Artan Kristo	Tin Tran	Robert Kajiru	Sergey Bogdan	Meares Trust
John C Froelich	Paul King	Yikberdhn Kalua	Frédéric LAUDE	Russell Frey	Bryan Wolf

Shaun Weaver
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Jay Sen
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Nathan Qin
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Ajay Chapa
Jill Fitzgerald
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Paul Harris
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Cynthia Watts
Naren Bellamkonda
Wilfred Cabahug
Theodore R Miller
Kuber Singh
Robert Friedman
Neal Modi
Sunil Kurup
Anise Khan
Herbert Cohrs
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Lisa Santasieri
Chad Engelgau
Juha A Parkkonen
Chris Williams
Derek Sajbel
Todd Gilbert
Marina Fienup
Anatoliy Rudin
Diana Bannister
Oscar Medina
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Gerard Armstrong
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Jackie Balkus
Adam Forster
Emmanuel C Osuji
Scott Kelly
Precious Lloyd
James N Voeller
Niraj Shrivastava
Bradley T. McClennan
Melody E Bates
Anthony Smith
Anil Gündogan
Andrew Lucking
Danilo Poklepovic
Jorge Vidal
Joyce R. Perry
Robert Symmank
Alberto Andres Miguel
Jo Valine
James Li
Rakesh Sharma
Joris Strypens
Mark Baltazar
Richard Sodemann
Melanie Beaton
Todd L Watkins
Hazem Radwan
Sandra Wise
Carlos Paneque
Louis Mazzarelli
Gailon Jacobs
David Michael Kowal
Shelley FRANKLIN
Kevin Lee
Michael W Warren
Jeffrey Erg
Gary Sorenson
Dave Ackerman
David Holtkamp
John Morris
Sadhiesh Dhandapani

Basudev Adhikari
Russell Downie
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Teddy Lyons
Kristo Van Holsbeeck
Winmin Htut
Ginni Guiton
Frederick Corea
Thomas Piatak
Kristin Alva
David Muller
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Sudhakar M Reddy
Maxine Lapiduss
Michael Peele
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Daphne T
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328 Now LLC
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Saravanadas...
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Mindy Meyn
Peter Burke
Antonio Pires
Michael Musci
Tyler V Grady
John Ellis
Charlton Foo
Michael Quataert
Edward Kelly Medlock

Thank You!

From the Koios Medical, Inc Team



Chad McClennan

President & CEO

Leader of the company, inspired to make an impact in the lives of physicians, patients, families and society. Previous co-founder of medical software company sold to...



Graham Anderson

Chief Financial & Administrative Officer

Experienced in finance across verticals including healthcare, IT services and consumer products. Former VC turned operator helping guide our company and serve our...



Ajit Jairaj

Vice President - R&D

Initially designed face recognition for the US DoD and pivoted into analyzing suspicious ultrasound exams and now oversees the brilliant Koios Medical research an...



Jon Robinson



Omar Partida

Vice President - Software Product

Two decades of experience designing, delivering, and supporting radiology software products to the largest...

Chief Development Officer

Established national breast cancer screening programs across the Gulf region, introducing and implementing...



Bill Hulbert

VP Software Development

Building great software! Oversees and manages all layers of Koios application development to ensure quality,...

Details

The Board of Directors

Director	Occupation	Joined
R. Chad McClennan	President and CEO @ Koios Medical, Inc.	2017
Mark Glasgold	Physician @ Glasgold Group	2017
Gregory Moran	Consultant @ ZZA, LLC	2017
Christine Li Shuling	VP, Investor (Mitsui & Co., Ltd.) @ MBK Healthcare Management	2023

Officers

Officer	Title	Joined
R. Chad McClennan	CEO and President	2017
William Hulbert	Vice President	2012
Ajit Jairaj	Vice President	2012
Graham Anderson	COO/CFO/Secretary/Treasurer	2017
J. Omar Partida	Chief Development Officer and Vice President	2023

Jonathan Robinson	Vice President		2024

Voting Power ❓

Holder	Securities Held	Voting Power
KMed Investments LC	3,851,661 Series A and Series B Participating Preferred	22.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2016	$2,560,428	Common Stock	Regulation D, Rule 506(b)
01/2020	$10,110,000	Preferred Stock	Regulation D, Rule 506(b)
04/2020	$361,092		Section 4(a)(2)
08/2022	$300,000		Section 4(a)(2)
02/2023	$8,000,000	Preferred Stock	Regulation D, Rule 506(b)
05/2024	$30,000		Section 4(a)(2)
05/2024	$20,000		Section 4(a)(2)
05/2024	$50,000		Section 4(a)(2)
05/2024	$30,000		Section 4(a)(2)
06/2024	$25,000		Section 4(a)(2)
06/2024	$15,000		Section 4(a)(2)
07/2024	$150,000		Section 4(a)(2)
10/2024	$100,000		Section 4(a)(2)
10/2024	$100,000		Section 4(a)(2)
11/2024	$1,235,000		4(a)(6)
12/2024	$50,000		Section 4(a)(2)
03/2025	$675,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Chase Bank (SBA) ❓	04/30/2020	$361,092	$361,092 ❓	0.0%		
Bespoke Limited Ventures LLC ❓	08/25/2022	$300,000	$313,168 ❓	14.0%	02/28/2023	
Mark Glasgold ❓	05/17/2024	$30,000	$33,146 ❓	12.0%	05/01/2025	Yes
Marc S. Friedman ❓	05/17/2024	$20,000	$22,098 ❓	12.0%	05/01/2025	Yes
Mark Duhaime ❓	05/20/2024	$50,000	$55,195 ❓	12.0%	05/01/2025	Yes
Joyce Glasgold ❓	05/24/2024	$30,000	$33,077 ❓	12.0%	05/01/2025	Yes
Robert Glasgold ❓	06/10/2024	$25,000	$27,425 ❓	12.0%	05/01/2025	Yes
Richard Meyer ❓	06/12/2024	$15,000	$16,445 ❓	12.0%	05/01/2025	Yes
Roger Cagann ❓	07/11/2024	$150,000	$163,019 ❓	12.0%	05/01/2025	Yes
Bespoke Limited Ventures LLC ❓	10/18/2024	$100,000	$108,137 ❓	18.0%	05/01/2025	Yes

| Bespoke Limited Ventures LLC | ❓ 10/31/2024 | $100,000 | $107,496 ❓ | 18.0% | 05/01/2025 | Yes |
| Bespoke Limited Ventures LLC | ❓ 12/26/2024 | $50,000 | $52,367 ❓ | 18.0% | 05/01/2025 | Yes |

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	4,411,274	Yes
Series A Participating Preferred Stock	6,333,209	6,333,209	Yes
Series B3 Participating Preferred Stock	3,000,000	2,450,820	Yes
Series B2 Participating Preferred Stock	1,200,000	1,175,018	Yes
Series B1 Participating Preferred Stock	1,200,000	1,169,233	Yes

Warrants: 100
Options: 1

Form C Risks:

Early Market Adoption: While the Company has existed for several years, it is still very much an early stage venture. In 2018, the Company launched a commercially viable product and has thus far not generated revenues to off-set expenses and position the Company for long-term success, and in fact, may never operate successfully or profitably. In addition, the acceptance and use of the Company's products have been delayed due to restrictions placed on the Company's ability to interact with customers in part due to the impact of Covid-19 and, in fact, may never occur.

Dependence on Management: The Company is strongly dependent on the business and technical expertise of its management team. There is little possibility that this dependence will decrease in the near term. The contributions of the existing management team to the Company's immediate and near-term business are likely to be of central importance. If the Company were to lose the support of any member of its management team, or certain key employees, it could negatively affect the Company and its operations.

NIH Grant Obligation: Prior development efforts under the NIH grant included irrevocable non-transferrable rights to license the Company's software. Correspondence from the grant award recipient has indicated that the software is no longer required to fulfill the obligations of the grant, but no additional funding is expected.

Securities Related Issues: Subscriptions for shares of Preferred Stock are being offered to subscribers pursuant to an exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended, the regulations promulgated thereunder, and applicable state securities law. If the Offering were deemed not to have complied with the requirements of this exemption, investors might have the right to rescind their purchase and the Company

of this exemption, investors might have the right to rescind their purchase and the Company may be subject to civil penalties. In the event of rescission, the Company might face severe financial demands which could adversely affect the Company, its financial condition, and our ability to continue as a going concern.

Cybersecurity: The Company and its customers and business partners maintain significant amounts of personal data electronically. The Company does not store personally identifiable health information but once deployed Company software has access to this data behind customer firewalls. The Company maintains procedures to protect this data when it has remote access to it (e.g. upon installation and upgrading), but ultimately must rely for day to day security upon the cybersecurity practices and procedures of its customers and partners to protect this data. Any compromise of data of our customers, their patients, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers and other business partners, damage our reputation, possibly violate applicable laws and regulations (e.g. HIPAA, GDPR), subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Forward-looking Statements: Certain information included in this Offering Statement may constitute forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. These statements relate to future events, including the Company's future performance, business prospects, or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "target", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "intend", "could", "might", "should", "believe", and similar expressions. The Company has based these forward-looking statements on its current expectations and projections about future events and financial, business and industry trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. Investors should use their best skeptical judgment when evaluating all disclosures, but particularly forward-looking statements.

Regulatory Uncertainty: The Company must comply with research and regulatory guidelines provided by the Food and Drug Administration (FDA) and other international regulatory bodies and is subject to a certain degree of uncertainty pertaining to the clearance process and research findings required to advance to the next stage of the clearance process. While the Company received FDA clearance for its combined breast and thyroid product, Koios DS, on December 16, 2021, the Company will require additional regulatory clearances or approvals to become ultimately profitable both in the United States and internationally. The Company received its EC Certification for Koios DS on November 30, 2022 providing for CE Marking for its combined breast and thyroid product in Europe. The Company has not yet received clearance for any product in many other international markets, however, and there is no guaranty that the Company will receive such clearances thereby potentially limiting its opportunities to generate revenue.

Grant Funding: The Company does not currently receive any significant grant funding and utilizes funds from investors and customers to pay its expenses.

Founders' Separation from the Company: The founders of the Company left the Company in July 2017, and were replaced by the current management team in July 2017. In November 2018, the Company and the Founders entered into a settlement agreement and the Company

repurchased their shares, but note that they have established a competing entity, AI Strategies, LLC, renamed Sonavista, Inc.

No Right to Manage: The Investor will have no right to manage or control the activities of the Company, except to the limited extent provided in the Governing Documents. Therefore, the shareholders will be totally reliant on Management and the Board to manage the business of the Company.

Conflict of Interests: The Company is subject to actual and potential conflicts of interest arising out of the activities of the management and their affiliates, the structure and terms of the Offering and the operation and management of the Company. One of the members of the Board of Directors of the Company is appointed by one of the largest investors in the Company, which investor also has certain consent rights regarding the Company's activities.

Current Financing Needs: The Company has so far produced limited revenues and anticipates that it will not have sufficient funds to continue operations in the short run if it does not receive funds from the Offering. The Company has also suffered operating losses for tax and financial statement purposes. Investors should evaluate the Company's current financial condition in deciding whether to acquire the offered Securities.

Additional Financing Needs: The Company has so far produced limited revenues and therefore, despite FDA clearance and the clearance to operate in other countries and regions such as Europe, Saudi Arabia, the United Arab Emirates, Latin America, Singapore and other country prospects, the Company expects to need additional funds in the future to help it reach both its short-term and long-term goals, as well as to remain a going concern. There can be no assurance that the Company will be able to obtain such funding at the time that is needed or that such funds will not be on terms that are better than those the Investor is receiving.

Indemnification: Certain exculpation and indemnification provisions contained in the Company's Governing documents and other agreements may limit the right of action otherwise available to the Investors and other shareholders and other parties against the management, the Board and other employees, agents, officers or affiliates of any of them.

Reimbursement Uncertainty: The Company has received Breakthrough Designation from FDA and is working with Market Access and Reimbursement consultants to develop a comprehensive reimbursement strategy for both the near term and the long term. The Company has been in the process of establishing its coverage pathway for Medicare Coverage of Innovative Technology ("MCIT") which may provide for 4 years of national Medicare coverage. The Centers for Medicare & Medicaid Services (CMS) repealed its MCIT final rule published in January 2021 and in June 2023 CMS proposed a new rule (Transitional Coverage for Emerging Technologies (TCET)) regarding the evidence necessary to establish payment to cover a device under Medicare. Coverage under the MCIT/TCET pathway thus remains uncertain. It is also not clear what steps will need to be taken with CMS for MCIT/TCET implementation purposes and the amount of coverage that would be offered under any newly proposed rule. Even if MCIT/TCET coverage is available for 4 years, the Company will need to establish real world evidence for payers to secure long term reimbursement coverage. Although the Company has CPT Category III temporary codes that it may use for tracking emerging technologies, services, and procedures, such codes are intended to facilitate data collection on, and assessment of, these new technologies, services, and procedures and are not reviewed by the Relative Value Update Committee ("RUC") of CMS and therefore do not have payment values associated with them although private insurers may provide payment for such

payment values associated with them although private insurers may provide payment for such codes. Therefore, to receive widespread payment coverage, companies must collect data via Category III codes and request conversion to Category I status. The conversion process is time consuming, inconvenient, and it is not clear that conversion to Category I status will ultimately be accepted. It is also not clear whether payers may restrict access to the Company's products to certain segments of patient populations or how much or what types of real world evidence will be required to obtain payment coverage. The Company may face substantial evidence hurdles to demonstrate improvements in net health outcomes.

Physician and Healthcare Provider IT Department Adoption: Although the Company has had some initial success with customers, the degree to which physicians and healthcare provider IT departments are willing to adopt the Company's software, trust the system's findings, modify behavior, and be willing to compensate the Company for the software platform are at present unknown, thereby potentially limiting its opportunities to generate revenue.

Potential Litigation or Arbitration: While the Company is not currently a party to any legal proceedings, it may become a party to certain legal proceedings in the future arising in the ordinary course of their business. Any resulting liability, individually or in the aggregate, could have a material adverse effect on the Company's financial condition, results of operations or liquidity. Although the Company does not believe it has any material outstanding obligation, the Company has not executed a final, non-exclusive, limited licensing agreement with the American College of Radiology for incorporating BI-RADS® ATLAS and TI-RADS™ ATLAS into the Company's software. The Company may have to alter its current products in the future if it does not execute a limited licensing agreement.

Impact of COVID-19: The COVID-19 pandemic had a major impact on the economy and the world as a whole and on the healthcare technology market in particular, especially in the diagnostic imaging space and particularly in breast imaging. According to industry estimates, imaging procedural volumes have dropped between 40% and 80% as patients have stayed away from attending more routine imaging exams for breast (and other) cancer screening. The impact on the Company was most acutely felt during Q2 and early Q3 of 2020, but Covid-19 continues to exert an impact on the Company today. Volumes have continued, and may continue in the future to remain well below historical averages. The decrease in patient volumes has had a significant, negative impact on customer budgets. Customers may remain reluctant to spend on new technology solutions until imaging procedural volumes become normalized. Customer workplace operations have been disrupted and third party vendors have not had the opportunity to interact effectively with users of technology solutions within their work environments. This lack of interaction has interrupted traditional customer feedback loops and slowed down product development. Moreover, difficulties in scheduling face-to-face meetings has disrupted third party audits, including regulatory audits, and has delayed regulatory clearances and approvals. In sum, the extent to which the COVID-19 pandemic and the related economic crisis will continue to affect the Company's business will depend on future developments that are highly uncertain and cannot be predicted.

AI Talent is in Short Supply: Demand for artificial intelligence (AI) skills – especially developers, engineers and data scientists -- has continued to expand. There is the risk that the Company will not be able to continue to attract and retain seasoned AI talent. The Company relies on its AI engineering talent to continue to improve its existing products and to build new products for future growth. The impact on future growth may be significant if the Company cannot continue to attract and retain its AI talent.

Restrictions on Transferability -- Lack of Liquidity: Any shares of Preferred Stock offered hereby represent highly illiquid investments and should only be acquired by investors able to commit their funds for an indefinite period of time. There is no trading market for shares of Preferred Stock (or for the shares of Common Stock into which the Preferred Stock is convertible) and there is no expectation that such market will develop in the future. The shares of Preferred Stock are not registered under federal or state securities laws and may not be resold unless they are subsequently registered or an exemption from such registration is available. Transfers of shares of Preferred Stock are subject to a right of first refusal under the Governing Documents and the satisfaction of certain other conditions. Consequently, the purchase of shares of Preferred Stock should be considered only as a long-term and illiquid investment.

Competition: The markets for Company products are subject to increasing competition. Competitors may have advantages over the Company in areas such as research and development, financial strength and human resources. The Company is an early mover in AI in ultrasound but there is no guaranty that the Company can sustain its early lead. Academic medical institutions may license high quality AI algorithms to more well-funded competitors. New market entrants such as Exo Imaging have solutions that may gain market acceptance over time. And ultrasound hardware companies such as Samsung or others may adopt a strategy of vertical integration without the Company's involvement.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions

when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Koios Medical, Inc.

Delaware Corporation
Organized April 2011
17 employees
242 W 38th Street
14th Floor
New York NY 10018 https://koiosmedical.com/

Business Description

Refer to the Koios Medical, Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Koios Medical, Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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